UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MANDALAY RESORT GROUP
(Name of Subject Company (Issuer))

Mandalay Resort Group
(Name of Filing Person (Offeror))

Floating Rate Convertible Senior Debentures Due 2033
(Title of Class of Securities)

562567AJ6 and 562567AK3
(CUSIP Number of Class of Securities)

Gary N. Jacobs, Esq.
Secretary
MANDALAY RESORT GROUP
3600 Las Vegas Boulevard South
Las Vegas, Nevada 89109
(702) 693-7120
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)

$251,455,000	$29,596

(1)	Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and calculated solely for purposes of determining the filing fee. Based upon the maximum amount of cash that might be paid for the Floating Rate Convertible Senior Debentures due 2033.

(2)	The amount of the filing fee, calculated in accordance with the Exchange Act and the Fee Rate Advisory #6 for Fiscal Year 2005, equals $117.70 per $1,000,000 of the value of securities proposed to be purchased, determined as provided in Rule 0-11(b)(1) under the Exchange Act.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
          Amount Previously Paid: Not applicable
          Form or Registration No.: Not applicable
          Filing Party: Not applicable
          Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
        ☐     third-party tender offer subject to Rule 14d-1.
        ☑     issuer tender offer subject to Rule 13e-4.
        ☐     going-private transaction subject to Rule 13e-3.
        ☐     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

INTRODUCTORY STATEMENT
      This Tender Offer Statement on Schedule TO is filed by Mandalay Resort Group, a Nevada corporation (the “Company”), and relates to the offer by the Company to purchase for cash the principal amount of its outstanding Floating Rate Convertible Senior Debentures due 2033 (the “Securities”), upon the terms and subject to the conditions set forth in: (1) the Indenture, dated as of March 21, 2003 (as supplemented on July 26, 2004 and April 25, 2005) (the “Indenture”), by and between the Company and The Bank of New York, as Trustee (the “Trustee”); (2) the Securities; (3) the Offer to Purchase dated May 16, 2005 filed herewith as Exhibit (a)(1)(A) (as it may be supplemented or amended from time to time, the “Offer to Purchase”); (4) the related Letter of Transmittal filed herewith as Exhibit (a)(1)(B) (as it may be supplemented or amended from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”); and (5) the related offer materials filed as Exhibits (a)(1)(C) to (D) to this Schedule TO. Pursuant to General Instruction F to Schedule TO, all of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO except for those Items as to which information is specifically provided herein.
      The Offer will expire at 5:00 p.m., New York City time, on June 15, 2005. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Exchange Act.

Item 1.	Summary Term Sheet.
      The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.
      (a) Name and Address. The name of the issuer is Mandalay Resort Group, a Nevada corporation. The address and telephone number of the Company’s principal executive offices is 3600 Las Vegas Boulevard South, Las Vegas, Nevada 89109, (702) 693-7120. The information set forth in the Offer to Purchase under “Information Concerning the Company — Important Information Concerning the Offer” is incorporated herein by reference.
      (b) Securities. This Schedule TO relates to the offer by the Company to purchase all of the outstanding Securities. The information set forth in the Offer to Purchase under “Information Concerning the Securities — Important Information Concerning the Offer” is incorporated herein by reference. As of May 9, 2005, there was $251,455,000 aggregate principal amount of the Securities outstanding. Additionally, as a result of the merger on April 25, 2005 (the “Merger”) between the Company and MGM MIRAGE Acquisition Co. #61, a Nevada corporation and a wholly-owned subsidiary of MGM MIRAGE, a Delaware corporation, there were one hundred (100) shares of the Company’s common stock, $0.01 2/3 par value per share (“Common Stock”), outstanding, all of which were owned by MGM MIRAGE.
      (c) Trading Market and Price. The information set forth in the Offer to Purchase under “Market for the Securities and Mandalay Common Stock — Information Concerning the Securities — Important Information Concerning the Offer” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.
      (a) Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference. The Offer is an issuer tender offer and accordingly, the Company is both the filing person and the subject company.

Item 4.	Terms of the Transaction.
      (a) Material Terms. The information set forth in the Offer to Purchase under the “Summary Term Sheet” and the following sections under the “Important Information Concerning the Offer” are incorporated herein by reference: “Information Concerning the Securities”, “Procedures to be Followed by

Holders Electing to Surrender Securities for Purchase”, “Right of Withdrawal”, “Payment for Surrendered Securities”, “Securities Acquired”, “Legal Matters; Regulatory Approvals”, “Prohibition of Purchases of Securities by the Company and Its Affiliates”, “Material United States Income Tax Considerations”, “Solicitations”, “Definitions” and “Conflicts.”
      Sections 1004(a)(1)(iv), (ix) and (xi), as well as Section 1004(a)(2), of Regulation M-A are not applicable.
      (b) Purchases. The information set forth in the Offer to Purchase under “Interests of Directors, Executive Officers and Affiliates of the Company and MGM MIRAGE in the Securities — Important Information Concerning the Offer” is incorporated herein by reference. To the Company’s knowledge, none of the subject Securities is to be purchased from any officer, director or affiliate of the Company or MGM MIRAGE.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.
      (e) Agreements Involving the Subject Company’s Securities. The Securities are governed by the Indenture. In connection with the issuance of the Securities, the Company entered into a Registration Rights Agreements, dated as of March 21, 2003 by and between Mandalay Resort Group and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC.
      In addition, the Securities have been guaranteed on a senior unsecured basis by MGM MIRAGE and each of its subsidiaries (other than the Company) that has guaranteed the senior debt obligations of MGM MIRAGE.
      The information set forth in the Offer to Purchase under “Information Concerning the Securities — Important Information Concerning the Offer” and “Interests of Directors, Executive Officers and Affiliates of the Company and MGM MIRAGE in the Securities — Important Information Concerning the Offer” are incorporated herein by reference.

Item 6.	Purpose of the Transaction and Plans or Proposals.
      (a) Purposes. The information set forth in the Offer to Purchase under “The Company’s Obligation to Purchase the Securities Upon a Change in Control — Information Concerning the Securities — Important Information Concerning the Offer” is incorporated herein by reference.
      (b) Use of Securities Acquired. The information set forth in the Offer to Purchase under “Securities Acquired — Important Information Concerning the Offer” is incorporated herein by reference.
      (c) Plans. The information set forth in the Offer to Purchase under “Plans or Proposals of the Company — Important Information Concerning the Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.
      (a) Source of Funds. The information set forth in the Offer to Purchase under “Payment for the Surrendered Securities — Important Information Concerning the Offer” is incorporated herein by reference.
      (b) Conditions. Not applicable.
      (d) Borrowed Funds. The information set forth in the Offer to Purchase under “Payment for the Surrendered Securities — Important Information Concerning the Offer” is incorporated herein by reference. There are no current plans to refinance or repay any financing arrangements for the Offer.

Item 8.	Interest in Securities of the Subject Company.
      (a) Securities Ownership. The information set forth in the Offer to Purchase under “Interests of Directors, Executive Officers and Affiliates of the Company and MGM MIRAGE in the Securities — Important Information Concerning the Offer” is incorporated herein by reference. To the knowledge of the

Company, no Securities are beneficially owned by any person whose ownership would be required to be disclosed by Section 1008(a) of Regulation M-A.
      (b) Securities Transactions. The information set forth in the Offer to Purchase under “Interests of Directors, Executive Officers and Affiliates of the Company and MGM MIRAGE in the Securities — Important Information Concerning the Offer” and “Prohibition of Purchases of Securities by the Company and Its Affiliates — Important Information Concerning the Offer” are incorporated herein by reference.

Item 9.	Persons/ Assets, Retained, Employed, Compensated or Used.
      (a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under “Fees and Expenses — Important Information Concerning the Offer” and “Solicitations — Important Information Concerning the Offer” are incorporated herein by reference.

Item 10.	Financial Statements.
      (a) Financial Information. The Company believes that its financial condition is not material to a holder’s decision whether to sell the Securities to the Company because, among other reasons, the consideration being paid to the holders surrendering Securities consists solely of cash, the Offer is not subject to any financing conditions and the Offer is for all outstanding Securities.
      (b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.
      (a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.
      (1) None.
      (2) None.
      (3) None.
      (4) None.
      (5) None.
      (b) Other Material Information. None.

Item 12.	Exhibits.

Exhibit
Number	Description

(a)(1)(A)	Offer to Purchase dated May 16, 2005.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Notice of Withdrawal.*

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated May 16, 2005.*

(a)(1)(F)	Letter to Clients.*

(a)(1)(G)	Guidelines to Form W-9.*

Exhibit
Number	Description

(b)	Fourth Amended and Restated Loan Agreement dated as of November 22, 2004, by and between MGM MIRAGE, MGM Grand Detroit, LLC, as co-borrower, Bank of America, N.A., as the administrative agent, The Royal Bank of Scotland PLC, as the syndication agent, a joint lead arranger, and a joint book manager, Bank of America Securities LLC as a joint lead arranger and a joint book manager, JP Morgan Securities, Inc., Citibank North America, Inc., and Deutsche Bank Securities Inc. as joint book managers, JP Morgan Chase Bank, Citigroup USA Inc., Deutsche Bank, Bank of Scotland PLC, Barclays Bank PLC, BNP Paribas, Commerzbank, Sumitomo Mitsui Banking Corporation and Wachovia Bank, N.A., as co-documentation agents, Societe Generale, as senior managing agent, Merrill Lynch Bank USA and U.S. Bank National Association, as managing agents, and the other lenders party thereto (previously filed as Exhibit 10.1(10) to the MGM MIRAGE Form 10-K filed with the Securities and Exchange Commission on March 11, 2005, and incorporated herein by reference).

(d)(1)	Indenture by and between Mandalay Resort Group and the Bank of New York dated as of March 21, 2003 (previously filed as Exhibit 4.44 to the Mandalay Resort Group Form 10-K filed with the Securities and Exchange Commission on May 1, 2003, and incorporated herein by reference).

(d)(2)	Registration Rights Agreement dated as of March 21, 2003 by and between Mandalay Resort Group and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC (previously filed as Exhibit 4.45 to the Mandalay Resort Group Form 10-K filed with the Securities and Exchange Commission on May 1, 2003, and incorporated herein by reference).

(g)	None.

(h)	None.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.
      Not applicable.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

MANDALAY RESORT GROUP

By:	/s/ Bryan L. Wright

Name: Bryan L. Wright
Title: Assistant Secretary
Date: May 16, 2005

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(A)	Offer to Purchase dated May 16, 2005.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Notice of Withdrawal.*

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated May 16, 2005.*

(a)(1)(F)	Letter to Clients.*

(a)(1)(G)	Guidelines to Form W-9.*

(b)	Fourth Amended and Restated Loan Agreement dated as of November 22, 2004, by and between MGM MIRAGE, MGM Grand Detroit, LLC, as co-borrower, Bank of America, N.A., as the administrative agent, The Royal Bank of Scotland PLC, as the syndication agent, a joint lead arranger, and a joint book manager, Bank of America Securities LLC as a joint lead arranger and a joint book manager, JP Morgan Securities, Inc., Citibank North America, Inc., and Deutsche Bank Securities Inc. as joint book managers, JP Morgan Chase Bank, Citigroup USA Inc., Deutsche Bank, Bank of Scotland PLC, Barclays Bank PLC, BNP Paribas, Commerzbank, Sumitomo Mitsui Banking Corporation and Wachovia Bank, N.A., as co-documentation agents, Societe Generale, as senior managing agent, Merrill Lynch Bank USA and U.S. Bank National Association, as managing agents, and the other lenders party thereto (previously filed as Exhibit 10.1(10) to the MGM MIRAGE Form 10-K filed with the Securities and Exchange Commission on March 11, 2005, and incorporated herein by reference).

(d)(1)	Indenture by and between Mandalay Resort Group and the Bank of New York dated as of March 21, 2003 (previously filed as Exhibit 4.44 to the Mandalay Resort Group Form 10-K filed with the Securities and Exchange Commission on May 1, 2003, and incorporated herein by reference).

(d)(2)	Registration Rights Agreement dated as of March 21, 2003 by and between Mandalay Resort Group and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC (previously filed as Exhibit 4.45 to the Mandalay Resort Group Form 10-K filed with the Securities and Exchange Commission on May 1, 2003, and incorporated herein by reference).

*	Filed herewith